Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2014	2013	2012	2011	2010
1. Fixed charges:
A) Interest expense	$71,234	$62,958	$67,148	$68,183	$75,481
B) Amortization	2,063	2,002	2,001	2,137	2,620
C) Interest portion of rentals	11,802	11,809	10,605	8,943	6,455

Total fixed charges	$85,099	$76,769	$79,754	$79,263	$84,556

2. Earnings (as defined):
D) Pretax income from continuing operations	$219,521	$222,815	$207,915	$175,066	$158,378
Fixed Charges (1. above)	85,099	76,769	79,754	79,263	84,556

Total earnings as defined	$304,620	$299,584	$287,669	$254,329	$242,934

	3.58	3.90	3.61	3.21	2.87